

MAIL STOP 4561

October 23, 2007

Mark E. Rose, Chief Executive Officer
Grubb and Ellis Realty Advisors, Inc.
500 West Monroe Street, Suite 2800
Chicago, IL 60661

Re: **Grubb and Ellis Realty Advisors, Inc.**
Proxy Statement on Schedule 14A
Filed September 25, 2007
File No. 001-32753

Dear Mr. Rose,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comments 2 and 3 of our letter dated August 30, 2007. Please revise to clarify if GERA, its officer, directors, or affiliates are able to purchase shares in privately negotiated transactions from shareholders who have already submitted their proxy materials or cast votes. If so, please discuss the effect such purchases would have on proxies and votes already submitted and conversion demands already made.

2. We note your response to prior comments 2 and 3. Please revise to disclose whether you, officers, directors, or affiliates who purchase shares after the record date will be able to vote those shares in connection with the proposed merger. We note disclosure

in the Notice of Special Meeting indicating that only stockholders who hold their shares on the record date will be entitled to vote at the Special Meeting.

Summary of the Material Terms of the Acquisition, page 9

3. We note the additional disclosure on page 9 that there is also "imputed interest" on amounts advanced by GBE to Property Acquisition. Here and/or in the appropriate section, please revise to clarify how the imputed interest relates to the disclosure of the sale to you as being "cost neutral." Clarify if such cost includes the "imputed interest" and disclose the percentage and amount of such interest.

4. We note the revisions on pages 9 and 10. We note the disclosure in the last full paragraph on page 9 that Property Acquisition funded approximately $43.6 of reserves. At the top of page 10, you disclose that $43.6 million of the $120.5 million in loans were used to fund various items including "reserves which are held by Wachovia." Please revise to clarify if the two reserves referenced on pages 9 and 10 are the same and if so, please revise to reconcile the disclosure.

5. Under the caption "GBE's Investment in Property Acquisition," we note that the aggregate equity investment is about $44.6 million. It is not clear from the paragraph following the noted disclosure how you determined the aggregate equity investment was $44.6 million. Please revise to reconcile your disclosure here with that on page 80 to clarify.

6. We note the revised disclosure on page 10 under the caption "Purchase Price of Property Acquisition." We also note the revised disclosure that if the business combination took place on September 15, 2007, the aggregate amount of consideration paid by GERA would be about $165.1 million, which includes cash and debt assumed. It is not clear how you could include the full amount of cash as part of the consideration, since it appears you would become the beneficiary of the reserves as part of the business combination. Please explain how the cash portion being paid which results in the acquisition of the reserves is part of the consideration.

Summary of the Proxy Statement, page 16

7. We note the revised disclosure in the first full bullet point on page 24 in response to comment 7 that GEMS is entitled to a management fee of 3% and reimbursement of the salaries of GEMS' employees that are dedicated to each of the properties. Please revise to clarify whether GEMS has similar arrangements with respect to non-affiliated properties it manages. Also, since you will be required to pay the salaries of the individuals managing the properties, please revise to identify the services you will receive for the 3% management fee other than those provided by the persons to whom you will be paying a salary.

Risk Factors, page 34

8. We note your responses to comments 8 and 9 in connection with risks regarding conflicts of your directors and conflicts inherent in the agreements. We note that in addressing conflicts related to your directors you have included a discussion only of their conflict in allocating their time between you and GBE. We further note that you have included a risk factor on page 44 addressing risks that may arise as a result of the agreements between you and GBE. Please revise the risk factor and heading on page 44 to address the risk that the agreements were not negotiated at arms length and that they may therefore not reflect the terms that may have been negotiated between third parties. Further, please separate the risks referenced in the risk factor on page 44 regarding the conflict directors may face as a result of proposed business combinations and business opportunities. In this connection, please explain the nature of the "certain" business opportunities that you reference may create a conflict if they are not presented to you and clarify the discussion of this conflict.

Background of the Acquisition, page 51

9. We note from the disclosure on page 52 that you became aware of the Rosemont property in October 2006 even though GEMS managed the property. Please revise to clarify when the relationship with GEMS began. Please clarify the term of the previous management agreement and describe any material changes to the agreement from that which had been in place prior to the warehousing of the Rosemont property.

10. We note from the disclosure on pages 52 and 53 that you became aware of the Danbury property in July 2006 even though GBE was the leasing agent since April 2002. Please clarify the term of the previous management agreement and describe any material changes to the agreement from that which had been in place prior to the warehousing of the Danbury property.

Recommendation of Our Board of Directors, page 63

11. We note your response to comment 14 that the aggregate contract purchase price for the properties was $122.2 million. Considering there was a closing adjustment in the purchase price, it appears that the purchase price is actually the contract purchase price minus the credit received. Please revise to clarify or advise.

Opinion of Peter J. Solomon Company L.P., page 64

12. We note the disclosure of projections provided by "appraisals." Please identify the appraiser in this document or advise.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

Note (B), page 92

13. Reference is made to your response to comment 19. We note the reserves were established for the cost of certain capital expenditures, maintenance and repairs, leasing commissions, tenant improvements and rent concessions which are actions that are not directly attributable to the transaction and appear to be actions that will be taken by management subsequent to the business combination. Please expand your disclosure to clarify why this adjustment is appropriate under Article 11 of Regulation S-X.

14. We have read and considered your response to comment 20 and continue to remain unclear of how the total aggregate purchase price of $164,461,000 is being allocated among the assets to be acquired and liabilities to be assumed. Please revise this tabular presentation as appropriate to reconcile the aggregate purchase price to the net assets acquired.

Notes to the Statements of Revenue and Certain Expenses, page F-32

15. We note that the heading makes reference to the Notes to Statements of Revenue and Certain Expenses for the three months ended March 31, 2007 and 2006. Please revise such heading to reference the period for six months ended June 30, 2007 and 2006.

* * * *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Yolanda Crittendon at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief

Cc: Clifford Brandeis
       Fax No. 212-223-6433